                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
           Under Section 13(e) of the Securities Exchange Act of 1934
                                Amendment No. ___

                          ----------------------------

                                RFS Bancorp, Inc.
                              (Name of the Issuer)

                                RFS Bancorp, Inc.
                       (Name of Persons Filing Statement)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   74955U 103
                      (CUSIP Number of Class of Securities)

                          ----------------------------

                                James J. McCarthy
                      President and Chief Executive Officer
                                  310 Broadway
                           Revere, Massachusetts 02150
                                 (781) 286-7017
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                          ----------------------------

                                 with copies to:

                            Richard A. Schaberg, Esq.
                             Thacher Proffitt & Wood
                         1700 Pennsylvania Avenue, N.W.
                                    Suite 800
                             Washington, D.C. 20006
                                 (202) 347-8400

       This statement is being filed in connection with (check the appropriate box):

       a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
            [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

       b. [ ] The filing of a registration statement under the Securities Act of 1933.

       c.   [ ] A tender offer.

       d.   [ ] None of the above.

       Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Calculation of Filing Fee

           TRANSACTION VALUATION*            AMOUNT OF FILING FEE
           ---------------------             ---------------------
                $8,876,049                          $0.00*

[X]    Check box if any part of the fee is offset as provided by Rule 0-11
       (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement Number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:     $1,776.00
         Form or Registration No.:   Preliminary Proxy Statement on Schedule 14A
         Filing Party:               RFS Bancorp, Inc.
         Date Filed:                 June 21, 2001

       * This amount is based on (i) 884,923 (the number of outstanding shares of the Company's common stock as of June 19, 2001) minus (ii) 494,767 (the number of shares of the Company's common stock owned by Revere, MHC) multiplied by (iii) $22.75 (the cash consideration per share of the Company's common stock to be paid by Danvers Bancorp, Inc. and/or Danvers Savings Bank) with the resulting sum multiplied by (iv) 1/50 of one percent, to arrive at $1,776.00 as the amount of the filing fee, pursuant to Section 13(e)(3) of the Exchange Act. However, as permitted by Rule 0-11 (a)(2) under the Exchange Act, the foregoing filing fee will be offset by the amount paid as the filing fee in connection with the Preliminary Proxy Statement on Schedule 14A, filed on June 21, 2001, and as a result no filing fee is due in connection with this Schedule 13E-3.

                         SUMMARY OF MERGER TRANSACTIONS

       RFS Bancorp, Inc., a federally chartered stock holding company (the "Company"), hereby submits its Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3"). The Company is submitting to its shareholders a proposal to approve an Agreement and Plan of Merger dated as of April 27, 2001, as amended on June 5, 2001, by and among the Company, Revere, MHC, Revere Federal Savings Bank, Danvers Bancorp, Inc. and Danvers Savings Bank (the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, the Company will effect a reverse stock split to decrease the number of issued and outstanding shares of the Company's common stock by means of a 494,767 for one basis split (the "Reverse Stock Split"). Upon completion of the transactions contemplated by the Merger Agreement, minority shareholders of the Company will be entitled to receive $22.75 in cash for each share of the Company that they owned prior to the Reverse Stock Split. In connection with the Merger Agreement proposal, stockholders also will be asked to approve a proposal to amend a provision of the Company's federal stock holding company charter to increase the par value of the common stock of the Company from $0.01 per share to $4,947.67 per share (the "Charter Amendment"). The primary purpose of the Charter Amendment is to facilitate the Reverse Stock Split.

       Completion of the transactions contemplated by the Merger Agreement, including the Reverse Stock Split, is conditioned upon the terms and subject to the conditions set forth in the Company's preliminary proxy statement detailing the terms and effects on the Company of the transactions contemplated by the Merger Agreement, including the Reverse Stock Split, and the Charter Amendment (the "Proxy Statement"). The Proxy Statement was filed with the Securities and Exchange Commission (the "Commission") concurrently with the Schedule 13E-3.

       The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Commission on June 21, 2001, of the information required to be included in response to items of this Schedule 13E-3. The information in the Proxy Statement, including all exhibits thereto, is expressly incorporated herein by reference, and the responses to each item in this
Schedule 13E-3 are qualified in their entirety by the provisions of the Proxy Statement.

                              CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3         LOCATION IN THE PROXY STATEMENT

Item 1:  Summary Term          Summary Term Sheet.
Sheet

Item 2:  Subject Company       "Notice of the Special Meeting of Shareholders,"
Information                    "Summary Term Sheet -- The Companies," and
                               "Proposal 1: Approval of the Merger Agreement --
                               The Companies."

Item 3: Identity and           "Notice of the Special Meeting of Shareholders,"
Background of Filing           "Summary Term Sheet -- The Companies," and
Person                         "Proposal 1: Approval of the Merger Agreement --
                               The Companies."

Item 4: Terms of the           "Summary Term Sheet," "Special Meeting of
Transactions                   Stockholders -- Purposes," "Special Factors" and
                               "Proposal 1: Approval of the Merger Agreement."

Item 5: Past Contracts,        "Proposal 1: Approval of the Merger Agreement --
Transactions, Negotiations     Overview," "Special Factors-- Background of the
and Agreements                 Merger, and -- Reasons for the Merger and Board
                               Recommendation," "Voting Agreements," "Security
                               Ownership of Certain Beneficial Owners and
                               Management" and "Appendix E -- Form of Voting
                               Agreements," including an agreement by and between Revere, MHC and Danvers Bancorp, Inc. and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and Danvers Bancorp.

Item 6: Purposes of the        "Special Factors," "Proposal 1: Approval of the
Transaction and Plans or       Merger Agreement," "Proposal 2: Approval of the
Proposals                      Charter Amendment," and "Appendix A -- The
                               Agreement and Plan of Merger by and among Danvers
                               Bancorp, Inc., Danvers Savings Bank and Revere,
                               MHC, RFS Bancorp, Inc., and Revere Federal
                               Savings Bank dated April 27, 2001, as amended on
                               June 5, 2001."

Item 7: Purposes,              "Special Factors -- Background of the Merger, --
Alternatives, Reasons          Reasons for the Merger and Board Recommendation,
and Effects                    -- Opinion of RFS Bancorp's Financial Advisor, --
                               Material Terms of the Revere Stock Split, --
                               Financing, -- Interests of Certain Persons in the
                               Merger, -- Federal Income Tax Consequences of the
                               Merger to You, and -- Accounting Treatment of the
                               Merger Transactions.

Item 8:  Fairness of the       "Special Factors -- Reasons for the Merger and
Transaction                    Board Recommendation and -- Opinion of RFS
                               Bancorp's Financial Advisor."

Item 9:  Reports, Opinions,    "Special Factors -- Background of the Merger, --
Appraisals and Negotiations    Reasons for the Merger and Board Recommendation
                               and -- Opinion of RFS Bancorp's Financial
                               Advisor."

Item 10: Source and Amounts    "Special Factors -- Financing."
of Funds or Other
Consideration

Item 11: Interest in           "Security Ownership of Certain Beneficial Owners
Securities of the              and Management."
Subject Company

Item 12: The Solicitation      "Special Meeting of Shareholders -- Votes by
or Recommendation              Revere, MHC," "Voting Agreements, and "Security
                               Ownership of Certain Beneficial Owners and
                               Management."

Item 13: Financial Statements  "Incorporation by Reference."

Item 14: Persons/Assets,       "The Special Meeting of Shareholders --
Retained, Employed,            Solicitation of Proxies."
Compensated or Used

Item 15: Additional            Proxy Statement and Appendices.
Information

Item 16: Exhibits              Proxy Statement and Appendices, Form 10-KSB for
                               the fiscal year ended September 30, 2000 and Form
                               10-QSB for the quarter ended March 31, 2001, and the proxy statement for the 2001 Annual Meeting of Shareholders of RFS Bancorp, Inc.

ITEM 1.  SUMMARY TERM SHEET.

       The information set forth under "Summary Term Sheet" of the Proxy Statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

       (a) This Schedule 13E-3 is being filed by Company, a federally chartered stock holding company. The Company's address is 310 Broadway, Revere, Massachusetts 02151, and its telephone number is (781) 284-7777.

       (b) There were 884,923 shares of the Company's common stock, par value $0.01 (per share) outstanding as of June 19, 2001.

       (c) Prior to the reorganization of Revere Federal Savings Bank (the "Bank") into the mutual holding company form of organization and the related stock offering by the Company, the Bank was a mutual savings and loan association. On December 21, 1998, the Company's common stock began trading on the over-the-counter market with quotations available through the OTC Bulletin Board under the symbol "RFED."

            The information set forth below was provided to management of the Company by certain securities firms effecting transactions in the Company's stock on an agency basis. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The price range of the common stock from the date the common stock began trading on December 21, 1998 was as follows:

                                                                  STOCK PRICE
                                                                 -------------
                                                                 HIGH      LOW
                                                                ------   ------
         1999
         ----
         First Quarter........................................  $ 9.75   $ 8.50
         Second Quarter.......................................   10.25     8.25
         Third Quarter........................................    8.50     8.00
         Fourth Quarter.......................................   10.75     7.25

                                                                  STOCK PRICE
                                                                 -------------
                                                                 HIGH      LOW
                                                                ------   ------
         2000
         ----
         First Quarter........................................  $10.50   $ 7.00
         Second Quarter.......................................    9.25     6.75
         Third Quarter........................................    9.00     8.25
         Fourth Quarter.......................................    9.00     8.25

       (d) The Company has not paid a dividend since its incorporation. The Board of Directors may consider the payment of cash dividends, dependent upon the results of operations and financial condition of the Company, tax considerations, industry standards, economic considerations, regulatory restrictions, general business factors and other conditions. The Company's ability to pay dividends is dependent upon the dividend payments it receives from the Bank which are subject to regulations and the Bank's continued compliance with all regulatory capital requirements.

       (e) The Company's Registration Statement on Form SB-2 (File No. 333-63083) (the "Registration Statement") was declared effective by the Securities and Exchange Commission (the "Commission") on November 12, 1998. An aggregate of 438,756 shares of common stock, par value $.01 per share (the "Common Stock"), registered in the Registration Statement and offered in the Company's subscription offering, as defined in the Registration Statement, (the "Offering") were sold at a price of $10.00 per share. The Offering closed on December 18, 1998 and raised gross proceeds of

            $4,387,560 for the Company. The net proceeds of the Offering for the Company, after deducting the expenses of the Offering (including sales agency commissions and expenses) were $3.7 million.

       The Company has purchased 48,600 shares of the Company's common stock since its common stock began trading on December 21, 1998. During the Company's 1999 fiscal year, the Company did not repurchase any of its common stock. The price range of the common stock repurchased by the Company during its 2000 fiscal year was as follows:

                                         Stock Price Paid
                                         -----------------             Amount        Average
                                         High         Low             Purchased   Purchase-Price
                                       --------    --------           ---------   --------------
2000

First Quarter....................         --          --                 --             --
Second Quarter...................       $9.250      $9.250             10,000         $9.250
Third Quarter....................       $9.000      $8.750             38,600         $8.871
Fourth Quarter...................         --          --                 --             --

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

       (a) The Company, the issuer of the Common Stock, is filing the Schedule 13E-3. The Company's principal executive offices are located at 310 Broadway, Revere, Massachusetts 02151. Its telephone number is (781) 284-7777. The name of each executive officer and director of the Company is incorporated herein by reference to those individuals listed under "Security Ownership of Certain Owners and Management -- Security Ownership of Directors and Management" in the Proxy Statement. The address of each of these individuals is that of the Company's principal executive offices, 310 Broadway, Revere, Massachusetts 02151.

       (b)  Not applicable.

       (c)(1)-(2) The information pertaining to "Proposal 1: Election of Directors" in the proxy statement for the 2001 Annual Meeting of Shareholders of RFS Bancorp, Inc. incorporated by reference in the Proxy Statement under "Incorporation by Reference" is also incorporated herein by reference.

       (c)(3)-(4) To the best of the Company's knowledge, during the last five years, no person with respect to whom this Item requires information to be furnished has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any proceeding of a judicial or administrative body of competent jurisdiction, nor subject to a judgment, decree or final order of the type required to be disclosed by this Item.

       (c)(5) Each executive officer and director of the Company is a United States citizen.

ITEM 4.  TERMS OF THE TRANSACTIONS.

       (a) The information set forth on page 8 of the Proxy Statement, under "Special Meeting of Stockholders -- Purposes," "Proposal 1:
               Approval of the Merger Agreement," and under "Appendix A -- The Agreement and Plan of Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank and Revere, MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27, 2001, as amended on June 5, 2001" in the Proxy Statement is incorporated herein by reference.

       (c) The information set forth under "Special Factors -- Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

       (d) The information set forth under "Proposal 1: Approval of the Merger Agreement -- Appraisal Rights," and "Appendix F -- Dissenter and Appraisal Rights under 12 C.F.R. section 552.14" is incorporated herein by reference.

       (e)     None.

       (f)     Not applicable.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

       (a) The information set forth under "Proposal 1: Approval of the Merger Agreement -- Overview" and "Appendix A -- The Agreement and Plan of Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank and Revere, MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27, 2001, as amended on June 5, 2001" in the Proxy Statement is incorporated herein by reference.

       (b)-(c) The information set forth in "Proposal 1: Approval of the Merger Agreement -- Overview," "Special Factors-- Background of the Merger, and -- Reasons for the Merger and Board Recommendation" of the Proxy Statement is incorporated herein by reference.

       (e) The information set forth under "Voting Agreements," "Security Ownership of Certain Beneficial Owners and Management" and "Appendix E -- Form of Voting Agreements, including an agreement by and between Revere, MHC and Danvers Bancorp, and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and Danvers Bancorp" in the Proxy Statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

       (b) The information set forth under "Proposal 1: Approval of the Merger Agreement -- Overview," "Special Factors -- Material Terms of the Reverse Stock Split," and "Proposal 2: Approval of the Charter Amendment" in the Proxy Statement is incorporated herein by reference.

       (c)(1)-(8) The information set forth under "Proposal 1: Approval of the Merger Agreement" and under "Appendix A -- The Agreement and Plan of Merger by and among Danvers Bancorp, Inc., Danvers Savings Bank and Revere, MHC, RFS Bancorp, Inc., and Revere Federal Savings Bank dated April 27, 2001, as amended on June 5, 2001" in the Proxy Statement is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

       (a)-(c) The information set forth under "Special Factors -- Background of the Merger, -- Reasons for the Merger and Board Recommendation, -- Material Terms of the Reverse Stock Split," is incorporated herein by reference.

       (d) The information set forth under "Special Meeting of Stockholders -- Purposes," "Special Factors -- Interests of Certain Persons in the Merger, -- Federal Income Tax Consequences of the Merger to You, -- Accounting Treatment of the Merger Transactions, -- Effective Time," "Proposal 1:
                   Approval of the Merger Agreement -- Appraisal Rights, -- Procedures for Surrendering Your Certificates, -- Regulatory Matters, -- Other Provisions of the Merger Agreement," and "Proposal 2: Approval of the Charter Amendment" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

       (a)-(e) The information set forth under "Special Meeting of Stockholders -- Purposes, -- Votes Required," under "Special Factors -- Background of the Merger, -- Reasons for the Merger and Board Recommendation, -- Opinion of RFS Bancorp's Financial Advisor," -- Material Terms of the Reverse Stock Split," and under "Appendix D -- Opinion of Ryan, Beck & Co., LLC" in the Proxy Statement is incorporated herein by reference. In addition, the Opinion of Ryan, Beck & Co., LLC., will be made available for inspection and copying at the Company's executive offices located at 310 Broadway, Revere, Massachusetts 02151 during regular business hours by any shareholder or its representative who has been designated as such in writing.

       (f)         Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

       (a)-(c) The information set forth under Special Factors --Background of the Merger, -- Reasons for the Merger and Board Recommendation, " -- Opinion of RFS Bancorp's Financial Advisor, and under "Appendix D -- Opinion of Ryan, Beck & Co., LLC." in the Proxy Statement is incorporated herein by reference. The section of the Proxy Statement entitled "Appendix D -- Opinion of Ryan, Beck & Co., LLC." is a copy of an opinion of the Company's financial advisors, which was rendered in connection with the transactions contemplated by the Merger Agreement, including the Reverse Stock Split. In addition, the opinion of Ryan, Beck & Co., LLC. will be made available for inspection and copying at the Company's executive offices located at 310 Broadway, Revere, Massachusetts 02151 during regular business hours by any shareholder or its representative who has been designated as such in writing.

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

       (a)-(b) The information set forth on page 21 of the Proxy Statement and under "Financing" in the Proxy Statement is incorporated herein by reference.

       (c) The estimate of the costs incurred or expected to be incurred by the Company in connection with the transactions contemplated by the Merger Agreement, including the Reverse Stock Split, will be provided supplementally.

       (d)     Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) The information set forth under "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

       (b) No transactions of the type required to be disclosed in Item 1008(b) have been effected in the past 60 days.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

       (d)-(e) The information set forth under "Notice of Special Meeting of Shareholders," on pages 3 and 5 of the Proxy Statement, under "Special Factors -- Reasons for the Merger and Board Recommendation, -- Interests of Certain Persons In the Merger," "Special Meeting of Shareholders -- Votes by Revere, MHC," under "Voting Agreements," "Security Ownership of Certain Beneficial Owners and Management -- Principal Shareholders of RFS Bancorp and -- Security Ownership of Directors and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

       (a)(1)-(4) The information incorporated by reference in the Proxy Statement under "Incorporation by Reference" is also incorporated herein by reference.

       (b) Not applicable.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

       (a)-(b) The information set forth under "The Special Meeting -- Solicitation of Proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 15.  ADDITIONAL INFORMATION.

       Reference is hereby made to the Proxy Statement and to each appendix attached thereto, each of which is incorporated by reference herein.

ITEM 16.  EXHIBITS.

       (a)     The Proxy Statement is incorporated herein by reference.

       (b)     Not applicable.

       (c) "Appendix D -- Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

       (d) "Appendix E -- Form of Voting Agreements, including an agreement by and between Revere, MHC and Danvers Bancorp, and an agreement by and between each director and executive officer of RFS Bancorp, Inc., and Danvers Bancorp" in the Proxy Statement is incorporated herein by reference," and the Employment Letter for James J. McCarthy, which is filed as Exhibit F to the Merger Agreement is incorporated herein by reference.

       (f) The information set forth under "Appendix F - Dissenters' Rights under 12 C.F.R. section 552.14" in the Proxy Statement is incorporated herein by reference.

       (g)     Not applicable.

                                    SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2001

                                           RFS BANCORP, INC.

                                       By: /s/ JAMES J. MCCARTHY
                                          -------------------------------------
                                          James J. McCarthy,
                                          President and Chief Executive Officer